Exhibit 2.2

MERGER IMPLEMENTATION
AGREEMENT

Black Range Minerals Limited

Western Uranium Corporation

CONTENTS

1.	AGREEMENT TO PROPOSE SCHEME	1
2.	SCHEME STRUCTURE	1
3.	ALLOTMENT AND ISSUE OF NEW WESTERN SHARES	2
4.	CONDITIONS PRECEDENT	2
4.1	Conditions for the benefit of Black Range and Western	2
4.2	Conditions for the benefit of Black Range alone	3
4.3	Conditions for the benefit of Western alone	3
4.4	Obligation to satisfy conditions precedent and co-operate	4
4.5	Benefit and waiver of conditions precedent	5
5.	IMPLEMENTATION	5
5.1	Obligations of Western	5
5.2	Obligations of Black Range	6
5.3	Responsibility for and contents of Scheme Booklet	7
5.4	Proxy information	7
6.	CONDUCT OF BUSINESS AND REQUESTS FOR ACCESS	8
7.	RECOMMENDATIONS AND INTENTIONS	9
8.	CONFIDENTIALITY	10
9.	PUBLIC ANNOUNCEMENTS AND COMMUNICATIONS	10
10.	REPRESENTATIONS, WARRANTIES AND INDEMNITIES	11
10.1	Western Warranties	11
10.2	Black Range Warranties	11
10.3	Date of Warranties	11
10.4	Indemnities	11
11.	COMMITMENT TO SCHEME	11
11.1	Black Range Commitment	11
11.2	Compliance with law	13
12.	BREAK FEE AMOUNT PAYMENTS	13
12.2	Black Range Break Fee Amount	13
12.3	Western Break Fee Amount	14
13.	TERMINATION	14
13.1	Termination rights of both parties	14
13.2	Termination rights of Black Range	14
13.3	Termination rights of Western	14
13.4	Effect of termination	15
14.	NOTICES	15

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15.	GOVERNING LAW	16
16.	SEVERABILITY OF PROVISIONS	16
17.	COUNTERPARTS	16
18.	DEFINITIONS AND INTERPRETATIONS	16
18.1	Definitions	16
18.2	Interpretation	22

SCHEDULE 1 – INDICATIVE TIMETABLE	24
SCHEDULE 2 – BLACK RANGE OPTIONS	25
SCHEDULE 3 – WESTERN WARRANTIES	26
SCHEDULE 4 – BLACK RANGE WARRANTIES	28
ANNEXURE A – SCHEME
ANNEXURE B – DEED POLL
EXHIBIT A – BLACK RANGE TOP 20 SHAREHOLDER LIST
EXHIBIT B – BLACK RANGE DISCLOSED INFORMATION
EXHIBIT C – BLACK RANGE FINANCIAL STATEMENTS
EXHIBIT D – ADDITIONAL BLACK RANGE LIABILITIES
EXHIBIT E – NON-CORE ASSETS

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MERGER IMPLEMENTATION AGREEMENT

DETAILS

Name	Black Range Minerals Limited	Black Range
ACN	009 079 047
Address	Suite 9, 5 Centro Ave
Subiaco, Western Australia, 6008
Fax	+61 8 9226 2027
Attention	Michael Haynes

Name	Western Uranium Corporation	Western
Address	Suite 500, 365 Bay Street
Toronto, Ontario, M5H 2V1
Fax	+1 416 260 2243
Attention	Michael Skutezky

BACKGROUND

A.	Black Range and Western have entered into the Letter of Intent.

B.	Black Range and Western have agreed to merge by means of a scheme of arrangement under Part 5.1 of the Corporations Act between Black Range and Black Range Shareholders, under which Western or its nominee will acquire all of the Black Range Shares (and Black Range will become a wholly owned subsidiary of Western) as set out in this agreement.

C.	Black Range and Western agree to implement the Scheme and other Transaction upon the terms and conditions of this agreement.

D.	Capitalised terms in this agreement have the meaning given to them in clause 18.1, and the interpretation rules in clause 18.2 apply to this agreement.

E.	This agreement constitutes binding, enforceable legal obligations.

1.	AGREEMENT TO PROPOSE SCHEME

Subject to and upon the terms and conditions of this agreement, Black Range agrees to propose the Scheme in such form as the parties agree in writing (acting reasonably) under which all of the Black Range Shares held by Participants will be transferred to Western or its nominee (being a wholly owned subsidiary of Western) and Western will provide to each Participant one New Western Share for every 750 Black Range Shares held by that Participant (Scheme Consideration).

2.	SCHEME STRUCTURE

(a)	Black Range and Western must implement the Transaction in the most commercially effective manner possible.

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(b)	Subject to clause 1 and to the Scheme becoming Effective, as part of implementation of the Scheme:

(i)	all existing Black Range Shares at the Record Date will be transferred to Western or its nominee, being a wholly owned subsidiary of Western; and

(ii)	in exchange, each Participant will receive the Scheme Consideration.

3.	ALLOTMENT AND ISSUE OF NEW WESTERN SHARES

(a)	Subject to the Scheme becoming Effective, Western must:

(i)	allot and issue the New Western Shares to Participants in accordance with the Scheme on terms such that each New Western Share will rank equally in all respects with each existing Western Share; and

(ii)	ensure that on issue, each New Western Share will be fully paid and free from any mortgage, charge, lien, encumbrance or other security interest.

(b)	Unless Western is satisfied that the laws of an Ineligible Black Range Shareholder’s country of residence (as shown in the register of Black Range Shareholders) permit the issue of New Western Shares to the Ineligible Black Range Shareholder either unconditionally or after compliance with terms which Western reasonably regards as acceptable and practical, Western will not issue any New Western Shares to Ineligible Black Range Shareholders, and instead will issue the New Western Shares that would otherwise have been issued to the Ineligible Black Range Shareholders to a nominee appointed by Western. Western will procure that the nominee sells those New Western Shares on-market and remits the proceeds from that sale (after deducting any selling costs and taxes) to the Ineligible Black Range Shareholders in accordance with their entitlement.

(c)	Western will not issue any New Western Shares to Small Shareholders, and instead will issue the New Western Shares that would otherwise have been issued to the Small Shareholders to a nominee appointed by Western. Western will procure that the nominee sells those New Western Shares on-market and remits the proceeds from that sale (after deducting any selling costs and taxes) to the Small Shareholders in accordance with their entitlement.

(d)	Any fractional entitlement of a Participant to a part of a New Western Share will be rounded down to the nearest whole number of New Western Shares.

4.	CONDITIONS PRECEDENT

The Scheme will not become Effective and Western will not be required to procure the provision of the Scheme Consideration unless each of the following conditions precedent is satisfied or waived.

4.1	Conditions for the benefit of Black Range and Western

(a)	Before 8am on the Second Court Date:

(i)	ASIC issuing or providing such consents, waivers, modifications, exemptions and approvals, and doing such other acts, that the parties agree (acting reasonably) are necessary to implement the Scheme and any Option Deed and such consents, waivers, modifications, exemptions and approvals are not withdrawn, cancelled or revoked or varied in a manner that is materially adverse to the parties;

(ii)	ASX issuing or providing such consents, waivers, modifications, exemptions and approvals, and doing such other acts, that the parties agree (acting reasonably) are necessary to implement the Scheme and any Option Deed, subject to any conditions that ASX may reasonably require and such consents, waivers, modifications, exemptions and approvals are not withdrawn, cancelled or revoked or varied in a manner that is materially adverse to the parties;

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(iii)	CSE conditionally approving the listing of the New Western Shares to be issued to Participants under the Scheme and any New Western Options to be issued to Black Range Optionholders under any Option Deed and issuing or providing such other consents, waivers, modifications, exemptions and approvals, and doing such other acts, as are necessary to implement the Scheme;

(iv)	all technical reports as may be required by applicable securities law in the form prescribed by JORC Guidelines (as applicable) being provided in respect of the material properties of Western and Black Range; and

(v)	all other Regulatory Approvals required to implement the Scheme being granted or obtained and those Regulatory Approvals not being withdrawn, cancelled, revoked or varied in a manner that is materially adverse to the parties.

(b)	The Independent Expert providing an Independent Expert's Report to Black Range that, in the opinion of the Independent Expert, the Scheme is in the best interests of Black Range Shareholders.

(c)	The Scheme being approved at the Black Range Shareholders' Meeting by the requisite majorities of Black Range Shareholders in accordance with section 411(4)(a)(ii) of the Corporations Act.

(d)	The Court approving the Scheme in accordance with section 411(4)(b) of the Corporations Act.

(e)	No order or legislative restraint, whether permanent or temporary, being issued by a Governmental Agency that prohibits, materially restricts, makes illegal or restrains the completion of the Transaction.

(f)	All Black Range Optionholders entering into an option deed with Black Range and Western, in a form reasonably acceptable to Western and permitted under applicable laws, under which the Black Range Optionholders agree to the cancellation of their Black Range Options, including all rights associated with their Black Range Options, in consideration for New Western Options on the basis of one New Western Option for every 750 Black Range Options held by that Black Range Optionholder (Option Deed).

(g)	To the extent that implementation of the Scheme would require consent or trigger any right of termination or other material right in favour of a person (other than a Black Range Group member), or any material liability owed by a Black Range Group member under a Black Range Key Material Contract (Third Party Approval), each required consent, waiver of each such right, and release of each such liability, being obtained (including in favour of the post Scheme entity on terms no more onerous than those applying to Black Range) and not being withdrawn, cancelled, revoked or varied in a manner that is materially adverse to the parties (and, where given conditionally, subject to conditions acceptable to the parties, acting reasonably).

4.2	Conditions for the benefit of Black Range alone

Each Western Warranty is true and correct in all material respects, in each case as at the time specified in clause 10 and Schedule 3.

4.3	Conditions for the benefit of Western alone

(a)	On or before 19 March 2015 or such later date as agreed in writing between the parties, Western completing financial, tax and legal due diligence on Black Range and being satisfied in its absolute discretion with the results of its due diligence investigations.

(b)	No Black Range Regulated Event nor Black Range Material Adverse Change occurring between the date of this agreement and 8am on the Second Court Date.

(c)	Each Black Range Warranty is true and correct in all material respects, in each case as at the time specified in clause 10 and Schedule 4.

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(d)	The Black Range Board unanimously recommends that Black Range Shareholders vote in favour of the Scheme, in the absence of a Superior Proposal for Black Range and in the absence of the Independent Expert finding that the Scheme is not in the best interests of Black Range Shareholders and including that recommendation in the Scheme Booklet and not withdrawing or varying that recommendation.

(e)	Black Range procures that to the extent any Key Management Personnel is entitled to any redundancy, severance or termination payments that may otherwise be triggered by the Transaction, such entitlements are expressly waived in writing.

(f)	Black Range procures that its wholly owned subsidiary Black Range Mineral Ablation Holdings Inc. enters into a lease agreement, in a form reasonably acceptable to Western, under which Black Range Mineral Ablation Holdings Inc. agrees to:

(i)	lease the Ablation Equipment to Western;

(ii)	transport the Ablation Equipment to the Sunday Mine, located in western San Miguel County, Colorado, USA or such other location as directed in writing by Western; and

(iii)	allow Western to use the Ablation IP Equipment in connection with the Ablation Equipment,

for the purposes of undertaking a field trial, provided that Western will be responsible for meeting all transport, development and operating costs in relation to the field trial.

(g)	All Directors of Black Range entering into a deed of variation to their respective employment contracts, in a form reasonably acceptable to Western, under which each of the Directors agree that all outstanding amounts payable to them pursuant to such employment contracts as at the Implementation Date are to be satisfied in full by the issue of New Western Shares at a deemed issue price equal to the volume weighted average closing price of Western Shares during the 30 days ending on the Implementation Date, with such New Western Shares to be subject to voluntary escrow until 31 December 2015 and such other restrictions, reasonably acceptable to Western, on the disposal of such New Western Shares.

4.4	Obligation to satisfy conditions precedent and co-operate

(a)	Each of Black Range and Western must use its best endeavours to, and cooperate with each other to, satisfy the conditions precedent as soon as practicable after the date of this agreement and in any event before the End Date. Black Range and Western must promptly update each other with respect to their progress in satisfying the conditions precedent.

(b)	If, despite clause 4.4(a), a condition precedent is not satisfied or waived, or is unable to be satisfied or waived as at 8am two Business Days before the Second Court Date (other than the condition precedent in clause 4.1(d)), the parties must consult in good faith to determine whether the Scheme, or any part of it, can be implemented on varied terms or by an alternative means.

(c)	Each party must promptly apply for all relevant Regulatory Approvals and Third Party Approvals, provide a copy to the other party of all such applications and keep the other party promptly and reasonably informed of the steps it has taken and of its progress towards obtaining the relevant Regulatory Approval or Third Party Approval (provided that a party is not obliged to provide the other party with any information which is commercially sensitive or if the provision would breach an obligation of confidence owed to any third party), and must take all steps it is responsible for as part of the approval process for the Scheme, including responding to requests for information at the earliest practicable time.

(d)	Each party must use best endeavours to consult with the other in advance in relation to all material communications with any Governmental Agency relating to any Regulatory Approval and each relevant party relating to any Third Party Approval and provide the other party with all information reasonably requested in connection with the application for any Regulatory Approval or Third Party Approval (as the case may be).

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4.5	Benefit and waiver of conditions precedent

(a)	The conditions precedent in clauses 4.1(a), 4.1(b), 4.1(c), 4.1(d), 4.1(e), 4.1(f) cannot be waived.

(b)	The conditions precedent in clause 4.1(g) may only be waived by both Black Range and Western by giving their written consent.

(c)	The condition precedent in clause 4.2 may only be waived by Black Range by giving its written consent.

(d)	The conditions precedent in clause 4.3 may only be waived by Western by giving its written consent.

5.	IMPLEMENTATION

Each of Black Range and Western must take all necessary steps, and cooperate with each other, to propose and implement the Scheme and (subject to clause 5.2(k)) give effect to the orders of the Court approving the Scheme, and in accordance with the Timetable (although the Timetable may be amended with the consent of the parties).

5.1	Obligations of Western

Without limiting clause 5, Western must take the following steps in accordance with the Timetable:

(a)	prepare and provide the Western Information to Black Range in a form which complies with all applicable regulatory, compliance and content requirements (and update the Western Information for any material developments);

(b)	ensure that the Western Information is not misleading or deceptive in any material respect and does not contain any material omissions, in the form and context in which it appears in the Scheme Booklet, and promptly inform Black Range if it becomes aware that the Scheme Booklet contains a statement that is or has become misleading or deceptive in a material respect or contains a material omission;

(c)	provide all reasonable assistance and information to enable the preparation of the Scheme Booklet (including the preparation and the provision of the Western Information to Black Range) and the Independent Expert's Report;

(d)	procure a meeting of the Western Board to consider and, if thought fit, approve the Western Information, the Scheme Booklet;

(e)	as soon as practicable make application for the New Western Shares to be approved for official quotation on the CSE and do everything reasonably necessary to advance such applications;

(f)	do everything reasonably necessary to ensure that trading in the New Western Shares on the CSE is permitted to commence by the first Business Day after the Implementation Date;

(g)	prior to the First Court Date, execute the Deed Poll undertaking in favour of Black Range Shareholders and on the Implementation Date issue the New Western Shares to Participants in accordance with the Scheme;

(h)	on the Second Court Date provide to the Court a certificate confirming (in respect of matters within its knowledge) whether or not, as at 8am on the Second Court Date, the conditions precedent in clause 4 (other than the condition precedent in clause 4.1(d)) have been satisfied or waived in accordance with this agreement; and

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(i)	do everything reasonably within its power to ensure that the Transaction is effected in accordance with all laws and regulations applicable in relation to the Transaction.

5.2	Obligations of Black Range

Without limiting clause 5, Black Range must take the following steps in accordance with the Timetable:

(a)	review all Black Range Material Contracts to identify any consent required for the, or any right of termination or other material right in favour of a person (other than a Black Range Group member), or any material liability owed by a Black Range Group member, that would be triggered on, implementation of the Scheme, use its best endeavours to obtain all such consents, waivers of such rights and releases of such liabilities on conditions (if any) acceptable to Western, and keep Western informed of its progress in relation to the preceding;

(b)	prepare the Scheme Booklet (including the form of scheme of arrangement, which is to be approved by Western, acting reasonably) which complies with all applicable regulatory, compliance and content requirements (and update the Scheme Booklet for any material developments), and include in the Scheme Booklet the Black Range Board's unanimous recommendation pursuant to clause 7(a) and each Black Range Director's statement pursuant to clause 7(a)(ii);

(c)	ensure that the Black Range Information is not misleading or deceptive in any material respect and does not contain any material omissions, in the form and context in which it appears in the Scheme Booklet, and promptly inform Western if it becomes aware that the Scheme Booklet contains a statement that is or has become misleading or deceptive in a material respect or contains a material omission;

(d)	instruct the Independent Expert to prepare the Independent Expert's Report as soon as reasonably practicable and procure that the Independent Expert (and any technical specialist engaged by the Independent Expert to prepare a report for inclusion in the Independent Expert's Report) each provide their consent to the reference to the Independent Expert's Report in the Scheme Booklet;

(e)	as soon as reasonably practicable after the date of this agreement but no later than 14 days before the First Court Date, provide an advanced draft of the Scheme Booklet to ASIC for its review and approval for the purposes of section 411(2) of the Corporations Act and, without limiting clause 5.3(b):

(i)	provide a copy of that draft of the Scheme Booklet to Western;

(ii)	to the extent reasonably practicable, keep Western reasonably informed of any matters raised by ASIC in relation to the Scheme Booklet (and of any resolution of those matters); and

(iii)	use its best endeavours, in cooperation with Western, to resolve any such matters (which will include allowing Western to participate in Black Range' meetings and discussions with ASIC);

(f)	apply to ASIC for the production of statements in writing pursuant to section 411(17)(b) of the Corporations Act stating that ASIC has no objection to the Scheme;

(g)	as soon as practicable after ASIC has confirmed that it has no objection to the Scheme or, if ASIC raises any objection to the Scheme, after that objection has been resolved, procure a meeting of the Black Range Board to consider and, if thought fit, approve the Scheme Booklet;

(h)	prepare and lodge with the Court all documents required in the Court proceedings in relation to the Scheme;

(i)	apply to the Court for orders to convene the Black Range Shareholders' Meeting and, subsequently, if the resolutions submitted to the Black Range Shareholders' Meeting in relation to approval of the Scheme are passed by the required majorities, to approve the Scheme (such application to be made as soon as practicable after all such resolutions are passed);

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(j)	comply with all Court orders (including to convene the Black Range Shareholders' Meeting and dispatch the Scheme Booklet to Black Range Shareholders and, subsequently, to effect the Scheme), and lodge with ASIC an office copy of the orders approving the Scheme in accordance with section 411(10) of the Corporations Act, as soon as possible after the Court makes those orders;

(k)	if the Court refuses to make orders convening the Black Range Shareholders' Meeting or approving the Scheme (either altogether or on terms not acceptable to Western or Black Range), appeal the Court's decision to the fullest extent possible (provided that the parties, acting reasonably, agree that an appeal would have reasonable prospects of success);

(l)	on the Second Court Date provide to the Court a certificate confirming (in respect of matters within its knowledge) whether or not, as at 8am on the Second Court Date, the conditions precedent in clause 4.1 (other than the condition precedent in clause 4.1(d)) have been satisfied or waived in accordance with this agreement; and

(m)	do everything reasonably within its power to ensure that the Transaction is effected in accordance with all laws and regulations applicable in relation to the Transaction.

5.3	Responsibility for and contents of Scheme Booklet

(a)	Black Range and Western agree that Black Range is solely responsible for the Black Range Information and Western is solely responsible for the Western Information and the Scheme Booklet will contain a statement to this effect.

(b)	Black Range must provide to Western regular drafts of the Scheme Booklet (including any draft of the Independent Expert's Report) and drafts of the documents required for the Court hearings, and Black Range must consider in good faith any comments by Western in relation to the contents of those documents but Black Range reserves the right to determine, in good faith as it sees fit, any dispute as to the contents of the Scheme Booklet (other than any dispute as to the Western Information, which will be determined by Western in good faith as it sees fit).

5.4	Proxy information

Black Range must ensure that, in respect of the Black Range Resolutions submitted to the Black Range Shareholders' Meeting in relation to approval of the Scheme, the Black Range Share Registrar delivers to Western:

(i)	on the date that is 10 Business Days prior to the proxy deadline in respect of the Black Range Shareholders' Meeting; and

(ii)	on each of the last 5 Business Days prior to the proxy deadline in respect of the Black Range Shareholders' Meeting (inclusive),

a computerised list of the total number of voting proxies delivered by Black Range Shareholders to Black Range, providing details of the aggregate number of proxies in favour of, against and abstaining from the relevant Black Range Resolutions and the aggregate number of Black Range Shares to which those proxies relate.

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6.	CONDUCT OF BUSINESS AND REQUESTS FOR ACCESS

(a)	Black Range undertakes that it and its subsidiaries will:

(i)	in the period from 29 January 2015 (being the date of the Letter of Intent) to the earlier of the Implementation Date and the date this agreement is terminated:

(A)	not authorise, issue, sell or otherwise distribute any additional Black Range Shares or issue any additional options or other securities allowing for the acquisition of additional Black Range Shares, other than the Permitted Issues;

(B)	not sell, transfer, pledge, mortgage, license, lease or otherwise dispose of or encumber any of its properties or assets, other than the Permitted Encumbrances;

(C)	not incur or undertake, any liability, obligation, cost or expense other than obligations incurred in the ordinary course of business;

(D)	subject to Western complying with its obligations under the Credit Facility, fully and timely perform, pay and fully discharge any and all obligations imposed on it in connection with its assets or liabilities, the purpose of this provision being to ensure that there is no default by Black Range with regard to any obligation prior to the Implementation Date;

(E)	otherwise conduct its business and operations in the ordinary course and consistent with the manner conducted prior to this agreement and in compliance with all applicable laws and regulations; and

(F)	preserve its current business organisation, the services of its current officers and its current relationship with third parties (including governmental agencies, rating agencies, customers, suppliers, licensors and licensees), unless prior written consent from Western is obtained (not to be unreasonably withheld or delayed);

(ii)	in the period from the date of this agreement to the earlier of 5pm on the Business Day before the Second Court Date and the date this agreement is terminated (and subject to the provisions of the Confidentiality Agreement and to the proper performance by its officers of their fiduciary duties):

(A)	respond promptly to reasonable requests from Western for information regarding its business and operations (subject to maintaining confidentiality of all confidential information which may be provided); and

(B)	consult with Western (to the extent legally permissible) with respect to any material dealings with a Governmental Agency or any action required to be taken in respect of:

(1)	any Regulatory Approval; and

(2)	any consent, waiver or release contemplated under clause 5.2(b).

(b)	Black Range undertakes that it and its subsidiaries will in the period from the date of this agreement to the earlier of 5pm on the Business Day before the Second Court Date and the date this agreement is terminated (and subject to the provisions of the Confidentiality Agreement and to the proper performance by its officers of their fiduciary duties) provide to Western reasonable access during its normal business hours to its officers and records relating to its own operations, activities, assets and liabilities (including those of its subsidiaries) and cooperate for the purposes of implementing the Scheme and integrating the Black Range Group into Western Group.

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(c)	Without limiting any other provisions of this agreement, during the period from the date of this agreement up to and including the Implementation Date, Black Range undertakes to procure that, in relation to each Black Range Group member, the following does not occur without Western's prior consent in writing:

(i)	the entry into, renewal or change of the terms of any contract of service with any director or senior executive; and

(ii)	the payment of a bonus or increase in remuneration or compensation paid to any officer or personnel, other than in accordance with existing employment terms (and to the extent such terms are discretionary, in accordance with existing remuneration policy and past practice).

(d)	Without limiting any other provisions of this agreement, during the period from the date of this agreement up to and including the Implementation Date Black Range must:

(i)	ensure, to the extent within the control of any member of the Black Range Group, that no Black Range Regulated Event occurs, without the prior written consent of Western (such consent not to be unreasonably withheld or delayed); and

(ii)	promptly notify Western in writing if it is aware that a Black Range Regulated Event or Black Range Material Adverse Change has occurred or may reasonably be likely to occur

7.	RECOMMENDATIONS AND INTENTIONS

(a)	The public announcement to be issued by Black Range and Western following execution of this agreement must state that:

(i)	the Black Range Board unanimously recommends to Black Range Shareholders that they approve the Scheme (in the absence of a Superior Proposal for Black Range and subject to the Independent Expert opining that the Scheme is in the best interests of Black Range Shareholders); and

(ii)	each Black Range Director and Officer will vote the voting rights attached to all Black Range Shares over which he or she has control in favour of any Black Range Shareholder resolutions to implement the Scheme and any other Transaction (in the absence of a Superior Proposal for Black Range and subject to the Independent Expert opining that the Scheme is in the best interests of Black Range Shareholders);

(b)	Black Range must use its best endeavours to procure that the Black Range Board and each Black Range Director:

(i)	does not change, qualify or withdraw any of the statements or the recommendation contemplated under clauses 7(a)(i) or 7(a)(ii); and

(ii)	does not make any public statement or take any action that is, or may be reasonably construed as being, inconsistent with any of the statements or the recommendation contemplated under clauses 7(a)(i) or 7(a)(ii), unless:

(A)	the Independent Expert opines in the Independent Expert's Report that the Scheme is not in the best interests of Black Range Shareholders; or

(B)	the Black Range Board determines, after the operation of clause 11.1(f), that an announced Competing Proposal for Black Range is a Superior Proposal for Black Range,

and a majority of the Black Range Board determines in good faith and acting reasonably that the Scheme is no longer in the best interests of Black Range Shareholders (having regard to their fiduciary and statutory duties).

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8.	CONFIDENTIALITY

(a)	The parties refer to the Confidentiality Agreement between them and reaffirm their commitment to the terms of that agreement.

(b)	Notwithstanding anything in the Confidentiality Agreement, each party agrees that all information provided to the other party pursuant to this agreement is “Confidential Information” for the purposes of the Confidentiality Agreement and is accordingly subject to the terms of the Confidentiality Agreement.

(c)	The parties acknowledge that:

(i)	pursuant to this agreement, each party makes certain representations and warranties to the other party; and

(ii)	nothing in the Confidentiality Agreement limits, restricts or otherwise derogates from those representations and warranties, which operate with full force and effect according to their terms.

(d)	In the case of any inconsistency between the terms of the Confidentiality Agreement and the terms of this agreement, the terms of this agreement prevail unless otherwise indicated.

9.	PUBLIC ANNOUNCEMENTS AND COMMUNICATIONS

(a)	Black Range and Western agree to jointly issue on the date of this agreement a public release in the form agreed between the parties which announces the Scheme, sets out the Black Range Board's unanimous recommendations as contemplated in clause 7(a) and discloses this agreement (Public Announcement).

(b)	Prior to making any public announcement or disclosure in connection with this agreement (including its termination), the Scheme or any other Transaction, each party must use its reasonable endeavours to consult with the other party as to, and to seek to agree with the other party (each acting reasonably and in good faith), the form and content of that announcement or disclosure.

(c)	Nothing in this clause 9 precludes communications or disclosures by a party which are necessary or advisable to implement the provisions of this agreement or to comply with or satisfy legal requirements or legal obligations imposed on the parties, including any communications or disclosures required by a Governmental Agency or by the rules of a relevant securities exchange, provided that it may do so only after it has given the other party as much notice as is reasonably practicable in the context of any deadlines imposed by applicable law or regulations (but in any event prior notice) and has to the extent reasonably practicable consulted with the other party as to the form and content of that communication or disclosure and has taken all reasonable steps to restrict that disclosure to the extent permitted by applicable law or regulation.

(d)	Black Range and Western agree to consult with each other in advance in relation to:

(i)	overall communication plans;

(ii)	approaches to Black Range Shareholders; (iii) approaches to media; and

(iv)	written presentations,

concerning the Scheme or any other Transaction (including to provide each other a reasonable advance opportunity to comment on drafts) and to ensure that the information used in (a) to (d) above is consistent with the information in the Scheme Booklet.

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10.	REPRESENTATIONS, WARRANTIES AND INDEMNITIES

10.1	Western Warranties

Western represents and warrants to Black Range that each statement contained in Schedule 3 is true, accurate and not misleading.

10.2	Black Range Warranties

Black Range represents and warrants to Western that each statement contained in Schedule 4 is true, accurate and not misleading.

10.3	Date of Warranties

The Warranties contained in this agreement are given at and as of the date of this agreement except where any statement is expressed to be made only at a particular date it is given only at that date.

10.4	Indemnities

(a)	Western agrees with Black Range (on Black Range's own behalf and separately as trustee for each of the Black Range Indemnified Parties) to indemnify and keep indemnified the Black Range Indemnified Parties from and against all Losses which a Black Range Indemnified Party may suffer or incur by reason of or in relation to:

(i)	a breach by Western of any of the Western Warranties; or

(ii)	any breach by Western of any obligation of Western under this agreement or the Deed Poll.

(b)	Black Range agrees with Western (on Western's own behalf and separately as trustee for each of the Western Indemnified Parties) to indemnify and keep indemnified the Western Indemnified Parties from and against all Losses which an Western Indemnified Party may suffer or incur by reason of or in relation to:

(i)	a breach by Black Range of any of the Black Range Warranties; or

(ii)	any breach by Black Range of any obligation of Black Range under this agreement or the Scheme.

(c)	Each indemnity provided by Western in clause 10.4(a) and provided by Black Range under clause 10.4(b) will: (i) be severable;

(ii)	be a continuing obligation;

(iii)	constitute a separate and independent obligation of the party giving the indemnity from any other obligations of that party under this document; and

(iv)	survive the termination of this agreement.

11.	COMMITMENT TO SCHEME

11.1	Black Range Commitment

(a)	Black Range undertakes that, as at the date of this agreement, it will cease any existing negotiations or discussions in respect of any:

(i)	Competing Proposal for Black Range; or

(ii)	other material asset disposals or spin-off or other restructuring, other than any matter in respect of which Western provides its prior written consent after the date of this agreement.

(b)	During the Exclusivity Period, Black Range must not (and must not communicate an intention to) solicit, invite or initiate any Competing Proposal for Black Range or any enquiries, negotiations or discussions with a third party which may lead to a Competing Proposal for Black Range.

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(c)	Subject to clause 11.1(d), Black Range undertakes that during the Exclusivity Period, it will not (and will not communicate an intention to):

(i)	enter into, continue or participate in any negotiation, discussion, arrangement or understanding in connection with a possible Competing Proposal for Black Range or other material asset disposals or spin-off or other restructuring; or

(ii)	permit any third party to receive any non-public information in respect of any Black Range Group member which may lead to that third party formulating, developing or finalising a Competing Proposal for Black Range or other material asset disposals or spin-off or other restructuring, except with the prior written consent of Western.

(d)	The restrictions in clauses 11.1(c)(i) and 11.1(c)(ii) do not apply to the extent they require the Black Range Board to take or refuse to take any action with respect to a Competing Proposal for Black Range (which was not solicited, invited or initiated (whether directly or indirectly) by a Black Range Group member or any of its representatives or advisers in contravention of clause 11.1(b)) provided that the Black Range Board determines in good faith and acting reasonably that:

(i)	such Competing Proposal for Black Range is, or is likely to result in, a Superior Proposal for Black Range; and

(ii)	after having taken advice from their legal advisers, failing to respond to such Competing Proposal for Black Range would reasonably be likely to constitute a breach of the Black Range Board's fiduciary or statutory duties.

(e)	If Black Range proposes to provide any non-public information in respect of any Black Range Group member to a third party as permitted pursuant to clause 11.1(d) it must provide such information to Western at the same time as providing it to the third party.

(f)	During the Exclusivity Period, Black Range must promptly notify Western in writing if Black Range proposes or is asked to take any of the actions referred to in clauses 11.1(c) or 11.1(e) and such notice must include all material terms of the relevant event (including the price or implied value under any Competing Proposal for Black Range).

(g)	If Black Range gives Western a notice under clause 11.1(f), it will still be required to, in accordance with clause 11.1(f), notify Western of all future events of a kind referred to in clause 11.1(f) which relate to the first-mentioned event.

(h)	If Black Range receives a Competing Proposal for Black Range that the Black Range Board determines, acting in good faith and acting reasonably, is, or is likely to result in, a Superior Proposal for Black Range and therefore wishes to change, qualify or withdraw its recommendation that Black Range Shareholders approve the Scheme, it must notify Western 5 Business Days prior to doing so and, with that notice (to the extent that Black Range has not already provided that information under clause 11.1(f)), provide Western with all material terms of that Competing Proposal for Black Range (including the price or implied value under the Competing Proposal for Black Range and the identity of the relevant third party) to allow Western to propose a variation to the terms of the Scheme so that such Competing Proposal would no longer be a Superior Proposal for Black Range. Black Range must consider the proposed variation in good faith and if it considers that the proposed variation would result in such Competing Proposal no longer being a Superior Proposal for Black Range, it must use its best endeavours to agree any amendments to the terms of the Scheme and this agreement.

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(i)	References in this clause 11 to Black Range extend to Black Range Group members, and Black Range undertakes to procure that no Black Range Group member takes or refuses to take any action that would breach this clause 11.

11.2	Compliance with law

(a)	If it is finally determined by a court, or the Panel, that the agreement by the parties under this clause 11 or any part of it:

(i)	constituted, or constitutes, or would constitute, a breach of the fiduciary or statutory duties of the members of the Black Range Board; or

(ii)	constituted, or constitutes, or would constitute, unacceptable circumstances within the meaning of the Corporations Act; or

(iii)	was, or is, or would be, unlawful for any other reason, then, to that extent (and only to that extent), the relevant party will not be obliged to comply with the relevant provision of this clause 11.

(b)	The parties must not make, or cause or permit to be made, any originating application to a court or the Panel for or in relation to a determination referred to in clause 11.2(a).

12.	BREAK FEE AMOUNT PAYMENTS

(a)	Each of Black Range and Western acknowledge that the other party would not have entered into this agreement without this clause 12 and that the Black Range Break Fee Amount and the Western Break Fee Amount is a reasonable amount to compensate the actual costs (including adviser costs and out of pocket expenses) and reasonable opportunity costs of the party to which it is payable.

(b)	The parties agree that this clause 12 does not limit the rights of Western or Black Range in respect of any other claims that they may have against each other, whether under this agreement or otherwise.

12.2	Black Range Break Fee Amount

(a)	Black Range must pay Western the Black Range Break Fee Amount in accordance with clause 12.2(d) (only once and without withholding or set off) if:

(i)	the Black Range Board fails to make the unanimous recommendation contemplated in clause 7(a)(i) or any Black Range director fails to make the statement contemplated in clause 7(a)(ii);

(ii)	the Black Range Board or any Black Range Director changes, qualifies or withdraws any statement or recommendation contemplated in clauses 7(a)(i) or 7(a)(ii) or makes any public statement that is fundamentally inconsistent with any statement or recommendation contemplated in clauses 7(a)(i) or 7(a)(ii), in either case other than where in the Independent Expert's Report, the Independent Expert opines that the Scheme is not in the best interests of Black Range Shareholders (provided that the reasons for the Independent Expert's conclusions do not include the existence of a Competing Proposal for Black Range);

(iii)	a Superior Proposal for Black Range is announced and recommended or supported by the Black Range Board;

(iv)	a Competing Proposal for Black Range is announced before the End Date and, as contemplated by that Competing Proposal for Black Range, a third party acquires voting power (within the meaning of section 610 of the Corporations Act) of 50% or more of Black Range and the Competing Proposal for Black Range is (or has become) free from any defeating conditions, before the first anniversary of the date of this agreement; or

(v)	this agreement is terminated by Western pursuant to clause 13.1(b) or 13.3(a).

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(b)	Despite any other term of this agreement, the Black Range Break Fee Amount will not be payable to Western if:

(i)	the Scheme becomes Effective notwithstanding the occurrence of any event in clause 12.2(a); or

(ii)	Black Range is entitled to terminate this agreement under clause 13.1(b).

(c)	The Black Range Break Fee Amount is exclusive of Australian goods and services tax (GST).

(d)	The Black Range Break Fee Amount (inclusive of GST) is payable within 60 days of an event described in clause 12.2(a) occurring.

12.3	Western Break Fee Amount

(a)	Western must pay Black Range the Western Break Fee Amount in accordance with clause 12.3(c) (without withholding or set off) if this agreement is terminated by Western pursuant to clause 13.3(e).

(b)	The Western Break Fee Amount is exclusive of Australian goods and services tax (GST).

(c)	The Western Break Fee Amount (inclusive of GST) is payable within 60 days of Black Range providing a notice to Western specifying the applicable Western Break Fee Amount, together with all documents in support of that calculation.

13.	TERMINATION

13.1	Termination rights of both parties

A party may terminate this agreement by notice to the other party:

(a)	if a condition precedent for the benefit of that party is not satisfied (or waived, where permitted) (subject, in relation to the condition precedent in clause 4.1(d), to any appeal process pursuant to clause 5.2(k)) by the relevant due date and in any event by the End Date; or

(b)	if the other party breaches any term of this agreement at any time before 8am on the Second Court Date and the breach can reasonably be regarded as material in the context of the Scheme as a whole (provided that, if such breach is reasonably capable of remedy, notice of the material breach is given by the party not in breach and the material breach has not been remedied within 5 Business Days from the time such notice is given (or any shorter period ending at 5pm on the last Business Day before the Second Court Date)).

13.2	Termination rights of Black Range

Black Range may terminate this agreement at any time before 8am on the Second Court Date by notice to Western if the Black Range Break Fee Amount is payable by Black Range and has been paid in full to Western.

13.3	Termination rights of Western

Western may terminate this agreement at any time before 8am on the Second Court Date by notice to Black Range:

(a)	if there is a Black Range Regulated Event or Black Range Material Adverse Change, provided that notice is provided to Black Range of the relevant circumstances upon which Western proposes to rely in terminating this agreement and such circumstances have continued to exist for a period of 5 Business Days from the time such notice is given (or any shorter period ending at 5pm on the last Business Day before the Second Court Date);

(b)	if a Black Range Director publicly changes, qualifies or withdraws their statement that the Scheme is in the best interests of Black Range Shareholders or their recommendation that Black Range Shareholders approve the Scheme, or publicly recommends, promotes or endorses a Superior Proposal for Black Range;

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(c)	if, at any time before 8am on the Second Court Date, the Black Range Board recommends a Superior Proposal for Black Range;

(d)	if a Competing Proposal for Black Range is announced, made, or becomes open for acceptance and, pursuant to that Competing Proposal for Black Range, the bidder for Black Range acquires voting power (within the meaning of section 610 of the Corporations Act) of 50% or more of Black Range and that Competing Proposal for Black Range is (or has become) free from any defeating conditions); or

(e)	for any other reason and in Western’s sole discretion.

13.4	Effect of termination

This clause 13 and clauses 10, 12, 14, 15 and 18 will survive termination of this agreement.

14.	NOTICES

(a)	Notices and communications under this agreement (Notices) must be made in writing and delivered by post, hand, email or fax to the address or facsimile details below:

(i)	to Black Range:

Address:	Suite 9, 5 Centro Ave
Subiaco WA 6008
Australia
Fax:	+61 8 9226 2027
Email:	mhaynes@mqbventures.com
Attention:	Michael Haynes

(ii)	to Western

Address:	Suite 500, 365 Bay Street
Toronto, ON M5H 2Y1
Canada
Fax:	+1 416 260 2243
Email:	mskutezky@western-uranium.com
Attention:	Michael Skutezky

(b)	Notices will be conclusively taken to be duly given or made: (i) in the case of delivery in person, when delivered;

(ii)	in the case of delivery by post, two Business Days after the date of posting (if posted to an address in the same country) or seven Business Days after the date of posting (where posted to an address in another country);

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(iii)	in the case of email, on the first to occur of:

(A)	receipt by the sender of an email acknowledgement from the recipient’s information system showing that the Notice has been delivered to the email address stated above;

(B)	the time that the Notice enters an information system which is under the control of the recipient; and

(C)	the time that the Notice is first opened or read by an employee, director, officer or authorised representative of the recipient; and

(iv)	in the case of fax, on receipt by the sender of a transmission control report from the despatching machine showing the relevant number of pages and the correct destination fax machine number and or name of recipient indicating that the transmission has been made without error, but if the result is that a Notice would be taken to be given or made on a day that is not a business day in the place to which the Notice is sent or is later than 4pm (local time) it will be conclusively taken to have been duly given or made at the start of business on the next business day in that place.

15.	GOVERNING LAW

This agreement is governed by and will be construed according to the laws of Western Australia and each party irrevocably submits to the non-exclusive jurisdiction of the courts of Western Australia and of courts competent to determine appeals from those courts.

16.	SEVERABILITY OF PROVISIONS

Any provision of this agreement that is prohibited or unenforceable in any jurisdiction is ineffective as to that jurisdiction to the extent of the prohibition or unenforceability. That does not invalidate the remaining provisions of this agreement nor affect the validity or enforceability of that provision in any other jurisdiction.

17.	COUNTERPARTS

This agreement may be executed in any number of counterparts (including by way of facsimile) each of which shall be deemed for all purposes to be an original and all such counterparts taken together shall be deemed to constitute one and the same instrument.

18.	DEFINITIONS AND INTERPRETATIONS

18.1	Definitions

Ablation Equipment means the equipment used by Black Range Mineral Ablation Holdings Inc. in connection with the ablation process located in Casper, Wyoming.

Ablation IP Equipment means the intellectual property, processes and related data, diagrams, plans of like kind used by Black Range Mineral Ablation Holdings Inc. in connection with the ablation process located in Casper, Wyoming.

Approved Black Range Budget means the budget for the Black Range Group for the calendar year 2015 as approved by the Black Range Board and in force as at the date of this agreement (to the extent it relates to capital projects approved by the Black Range Board, including existing operating and exploration assets of the Black Range Group as at the date of this agreement).

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited (ABN 98 008 624 691) or, as the context requires, the financial market known as the Australian Securities Exchange operated by it.

ASX Listing Rules means the official listing rules of ASX.

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Black Range means Black Range Minerals Limited of Suite 9, 5 Centro Ave, Subiaco, Western Australia.

Black Range Board means the Board of Directors of Black Range.

Black Range Break Fee Amount means $500,000.

Black Range Disclosed Information means all information provided by Black Range and its representatives to Western and its representatives in connection with the Scheme or which relates to the past, present or future operations, affairs, business or strategic plans of the Black Range Group.

Black Range Group means Black Range and its subsidiaries.

Black Range Indemnified Parties means each member of the Black Range Group and the directors, officers and employees of each of those entities.

Black Range Information means in the case of the Scheme Booklet, all information included in the Scheme Booklet prepared by or on behalf of Black Range other than the Western Information and the Independent Expert's Report.

Black Range Key Material Contract means an agreement or commitment involving any one or more Black Range Group members which Black Range and Western agree in writing is to be an “Black Range Key Material Contract” for the purpose of this agreement.

Black Range Material Adverse Change means an event or occurrence after the date of this agreement, that individually or when aggregated with all other such events or occurrences:

(a)	is reasonably likely to have a material adverse effect on the mining and exploration business, operations, properties, assets or liabilities, obligations (whether absolute, accrued, conditional or otherwise), condition, financial position or prospects of the Black Range Group; or

(b)	results or is reasonably likely to result in the Black Range Group being unable to carry on its business in substantially the same manner as at the date of this agreement, and, without limiting the generality of paragraphs (a) and (b), diminishes or is reasonably likely to diminish the value of the net assets of the Black Range Group as at 1 March 2015 by an amount of $1 million or more, other than any event or occurrence:

(i)	which arises from adverse changes in exchange rates;

(ii)	which arises from general changes in economic, political or business conditions;

(iii)	which arises from changes in law, regulation or policy of Governmental Agencies in jurisdictions in which the Black Range Group operates except where such change specifically refers to the business of Black Range and not companies or businesses or types of companies and businesses generally;

(iv)	which is required to be done or undertaken pursuant to the Scheme; (v) which took place with the prior approval of Western; or

(vi)	to the extent that event or occurrence was known to Western prior to the date of this agreement (which does not include knowledge of the risk of an event or occurrence happening).

Black Range Material Contract means any agreement or commitment between any one or more Black Range Group members and any one or more other persons, or any lease, licence, permit or approval in relation to a mine, which:

(a)	has a term of one year or more; or

(b)	contemplates, during its entire term, payments of $400,000 or more in aggregate, and, in any case, includes the Black Range Key Material Contracts.

Black Range Optionholder means a person who holds Black Range Options.

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Black Range Option means an option to acquire a Black Range Share, as set out in Schedule 2.

Black Range Regulated Event means, in relation to any Black Range Group member, the occurrence of any of the following (other than in connection with the Scheme or as fairly disclosed prior to the date of this agreement in the Black Range Disclosed Information):

(a)	any change to a constituent document;

(b)	the passing of any special resolution;

(c)	the acquisition or disposal (whether directly or indirectly and by whatever means, including by way of spin-off or other restructuring) of any entity, business or assets (other than trade inventories, consumables or any Non-Core Assets);

(d)	the incurring of any capital expenditure;

(e)	except to the extent provided under the terms of the Black Range Options, the purchase, buy-back, cancellation, redemption or repayment of any shares or other reduction of any share capital in any way, or consolidation or subdivision of all or any part of any share capital or other conversion of any shares into a larger or smaller number or other changes to, or reconstruction of, any part of any share capital;

(f)	creation of any new security interest or encumbrance, individually or in aggregate, over the whole or a substantial part of the business or assets;

(g)	the incurring of any new financial indebtedness (other than any indebtedness incurred in the ordinary course of Black Range's business, in connection with the dissolution of the joint venture arrangement with Ablation Technologies LLC or any draw down of funds under existing credit facilities where such funds are used for purposes announced to ASX before the date of this agreement or refinancing of those existing credit facilities) or entry into any hedging or forward sales (other than under existing hedging or forward sale arrangements) or any amendment of existing hedging or forward sale arrangements;

(h)	issuance of any equity, debt or hybrid security (including any security convertible into shares of any class) or rights, warrants or options to subscribe for or acquire any such securities other than a Permitted Issue, as publicly disclosed before the date of this agreement or to satisfy any share rights that have vested or may vest prior to the Implementation Date under the terms of the Black Range Options;

(i)	the provision of any financial accommodation or capital contributions to a person other than another Black Range Group member;

(j)	the entry into or variation of any Black Range Material Contract (other than pursuant to an approved capital project announced to ASX before the date of this agreement or the renewal of any existing Black Range Material Contract on substantially the same terms);

(k)	the entry into, or resolution to enter into, or the variation of, a transaction with a related party (other than a related party which is a member of the Black Range Group) as defined in section 228 of the Corporations Act;

(l)	the recommendation, declaration, payment or resolving to recommend, declare or pay to Black Range Shareholders any bonus, dividend or other distribution in cash, in specie or otherwise;

(m)	the passing of a resolution in respect of any Black Range Member that it be wound up;

(n)	an application or order is made by a court with relevant jurisdiction for the winding up or dissolution of any Black Range Group member other than where the application or order (as the case may be) is set aside within 14 days or any shorter period ending at 5pm on the last Business Day before the Second Court Date;

(o)	a liquidator or provisional liquidator is appointed to any Black Range Group member;

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(p)	an administrator of any Black Range Group member is appointed under section 436A, 436B or 436C of the Corporations Act;

(q)	any Black Range Group member executes a deed of company arrangement;

(r)	a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of any Black Range Group member;

(s)	any Black Range Group member is deregistered as a company or otherwise dissolved; or

(t)	any Black Range Group member is or becomes unable to pay its debts when they fall due, other than to the extent it is provided for in the Approved Black Range Budget or consented to in writing by Western.

Black Range Share means a fully paid ordinary share in the capital of Black Range.

Black Range Shareholder means a person who is registered as a holder of Black Range Shares.

Black Range Shareholders' Meeting means the meeting of Black Range Shareholders to be ordered by the Court to be convened under section 411(1) of the Corporations Act in relation to the Scheme, and includes any adjournment of that meeting.

Black Range Share Registrar means Computershare Investor Services Pty Limited (ACN 078 279 277).

Black Range Warranties means the warranties and representations provided by Black Range in clause 10.2 and Schedule 4.

Business Day means a day in Perth, Australia or Toronto, Canada which is not a Saturday, Sunday or public holiday and on which banks and ASX and CSE are open for trading.

Competing Proposal for Black Range means any expression of interest, proposal, offer, transaction or arrangement which, if either entered into or completed, would result:

(a)	in a third party (other than as nominee, custodian or bare trustee) acquiring an interest of 20% or more of the Black Range Shares, acquiring a direct or indirect economic interest in all or a substantial part of the assets or business of any Black Range Group member, acquiring control (within the meaning of section 50AA of the Corporations Act) of any Black Range Group member, or acquiring or assuming or otherwise holding a significant beneficial, economic or other interest in any Black Range Group member or a substantial part of their respective business or assets, by whatever means; or

(b)	in Black Range being required to abandon or otherwise not proceed with the Scheme, by whatever means.

Confidentiality Agreement means the agreement of that name between Black Range and Western dated on or about 28 January 2015.

Corporations Act means the Corporations Act 2001 (Cth).

Court means the Federal Court of Australia or such other court of competent jurisdiction as Black Range and Western may agree in writing.

Credit Facility means the agreement of that name between Black Range and Western dated on or about the date of this agreement.

CSE means the Canadian Securities Exchange.

Deed Poll means a deed poll to be executed by Western in the form set out in Annexure B (or such other form as agreed between Western and Black Range in writing) under which Western agrees to procure the provision of the Scheme Consideration to the Participants.

Director means a member of the Black Range Board.

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Effective means, when used in relation to the Scheme, the coming into effect, pursuant to section 411(10) of the Corporations Act, of the orders of the Court under section 411(4)(b) (and, if applicable, section 411(6)) of the Corporations Act in relation to the Scheme.

Effective Date means the date on which the Scheme becomes Effective.

End Date means 1 October 2015, or such later date as agreed in writing between the parties.

Exclusivity Period means the period commencing on the date of this agreement and ending on the earlier of the date of termination of this agreement, the Implementation Date and the End Date.

First Court Date means the first day of hearing of an application made to the Court by Black Range for orders, pursuant to section 411(1) of the Corporations Act, convening the Scheme Meeting or, if the hearing of such application is adjourned for any reason, means the first day of the adjourned hearing.

Governmental Agency means any government or representative of a government or any governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency or similar entity or organisation, or applicable securities exchange.

Implementation Date means the date that is 3 Business Days after the Record Date and no later than 31 July 2015 unless otherwise agreed in writing by the parties or required by a Governmental Agency.

Independent Expert means an independent expert to be engaged by Black Range to express an opinion on whether the Scheme is in the best interests of Black Range Shareholders.

Independent Expert's Report means the report from the Independent Expert commissioned by Black Range for inclusion in the Scheme Booklet (and any update to such report prior to the Black Range Shareholders' Meeting).

Ineligible Black Range Shareholder means a Participant whose address as shown in Black Range' members' register is located outside Australia and its external territories, the United States of America, Canada, New Zealand and the British Virgin Islands and any other jurisdictions as may be agreed in writing by Black Range and Western (unless Western is satisfied, acting reasonably, that it is permitted to allot and issue New Western Shares to that Participant pursuant to the Scheme by the laws of that place).

Key Management Personnel has the meaning given in the Corporations Act.

Letter of Intent means the letter agreement between Black Range and Western dated on or about 29 January 2015.

Losses means all claims, actions, proceedings, liabilities, obligations, damages, loss, charges, costs, expenses and duties or other outgoings.

New Western Options means options to subscribe for Western Shares issued to Black Range Optionholders on equivalent terms as the outstanding Black Range Options.

New Western Shares means the new Western Shares to be issued under the terms of the Scheme as Scheme Consideration.

Non-Core Asset means an asset listed in Exhibit E.

Officer has the meaning given in the Corporations Act.

Option Deed has the meaning given in clause 4.1(f). Panel has the meaning given in the Corporations Act.

Participant means each Black Range Shareholder as at the Record Date.

Permitted Issues means:

(a)	the issue of 73,284,314 Black Range Shares to Azarga Resources Limited on 3 March 2015 in repayment of outstanding loan amounts; and

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(b)	the issue of Black Range Shares to certain officers of Black Range on conversion of outstanding fees at a deemed issue price equal to the volume weighted average closing price of Black Range Shares during the 20 trading days before the date of the conversion notice.

Permitted Encumbrances means a pledge, mortgage, license, lease or other encumbrance on any Non-Core Asset.

Public Announcement has the meaning given in clause 9(a).

Record Date means 5pm on the date that is 5 Business Days after the date on which the Scheme becomes Effective.

Regulatory Approval means any approval, consent, authorisation, registration, filing, lodgement, permit, franchise, agreement, notarisation, certificate, permission, licence, direction, declaration, authority, waiver, modification or exemption from, by or with a Governmental Agency or anything that would be fully or partly prohibited or restricted by law if a Governmental Agency intervened or acted in any way within a specified period after lodgement, filing, registration or notification, the expiry of that period without intervention or action.

Related Entity means, in relation to an entity (the first entity):

(a)	a Subsidiary of the first entity;

(b)	an entity of which the first entity is a Subsidiary; or

(c)	a Subsidiary of another entity of which the first entity is also a Subsidiary.

Scheme means a scheme of arrangement under Part 5.1 of the Corporations Act to be proposed between Black Range and the Black Range Shareholders in the form set out in Annexure A (or such other form as agreed between Western and Black Range in writing, under which all Black Range Shares will be transferred to Western on the Implementation Date.

Scheme Meeting means the meeting of Black Range Shareholders as at the date of the meeting (other than any Black Range Shareholder who is Western or a Related Entity of Western) ordered by the Court to be convened under section 411(1) of the Corporations Act to consider and vote on the Scheme and includes any meeting convened following any adjournment or postponement of the meeting.

Scheme Booklet means the explanatory memorandum to be prepared in accordance with the Corporations Act in relation to the Scheme, which annexes the Independent Expert's Report, scheme of arrangement by Black Range, the deed poll by Western and the Notice of Meeting and Proxy Form as required by the Court.

Scheme Consideration means the consideration to be provided to Participants under the terms of the Scheme, as described in clause 1.

Second Court Date means the first day of the hearing of an application made to the Court by Black Range for orders pursuant to section 411(4)(b) of the Corporations Act approving the Scheme or, if the hearing of such application is adjourned for any reason, means the first day of the adjourned hearing.

Small Shareholder means a Participant who holds (at the Record Date) less than 7500 Black Range Shares and does not validly elect to have the New Western Shares to which they are entitled under the Scheme issued to them.

Subsidiary has the meaning given in the Corporations Act, but an entity will also be taken to be a Subsidiary of an entity if it is controlled by that entity (as defined in section 50AA of the Corporations Act) and:

(a)	a trust may be a Subsidiary, for the purpose of which a unit or other beneficial interest will be regarded as a share; and

(b)	an entity may be a Subsidiary of a trust if it would have been a Subsidiary if that trust were a corporation.

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Superior Proposal for Black Range means a bona fide Competing Proposal for Black Range that the Black Range Board, acting reasonably and in good faith in order to satisfy what the Black Range Board considers to be their fiduciary or statutory duties (after having taken advice from their financial and legal advisers), determines:

(a)	is reasonably capable of being valued and completed on a timely basis, taking into account all aspects of the Competing Proposal for Black Range and the party making it, including without limitation having regard to legal, regulatory and financial matters and any conditions precedent; and

(b)	would or would be reasonably likely to, if completed in accordance with its terms, be more favourable to Black Range Shareholders from a financial perspective (as a whole) than the Scheme, after taking into account all of the terms and conditions of, and the identity, reputation and standing of the party making, the Competing Proposal for Black Range.

Third Party Approval has the meaning given in clause 4.1(g).

Timetable means the indicative timetable for the Scheme set out in Schedule 1, as varied by agreement between the parties.

Transaction means the Scheme and any other transaction in connection with the Scheme including any transaction contemplated by this agreement.

Warranties means the Black Range Warranties and the Western Warranties and Warranty means any one of them.

Western means Western Uranium Corporation of Suite 500, 350 Bay Street, Toronto Ontario.

Western Board means the Board of Directors of Western.

Western Break Fee Amount means an amount equal to the actual adviser costs and out of pocket expenses incurred by Black Range directly arising from the Transaction up to a maximum amount of A$100,000.

Western Group means Western and its subsidiaries.

Western Indemnified Parties means each member of the Western Group and the directors, officers and employees of each of those entities.

Western Information means all information regarding the Western Group and the New Western Shares to enable the Scheme Booklet to be prepared (which for the avoidance of doubt in the case of the Scheme Booklet, will be the level of disclosure required if the issue of the New Western Shares under the Scheme were a public offering of securities under the Corporations Act).

Western Share means a fully paid common share in the capital of Western.

Western Warranties means the warranties and representations provided by Western in clause 10.1 and Schedule 3.

18.2	Interpretation

The following rules apply unless the context requires otherwise.

(a)	The singular includes the plural, and the converse also applies.

(b)	A reference to a person includes a corporation, trust, partnership, unincorporated body or other entity, whether or not it comprises a separate legal entity.

(c)	A reference to a party, clause, schedule or exhibit is a reference to a party to, clause, schedule or exhibit of this agreement.

(d)	A reference to an agreement or document (including a reference to this agreement) is to the agreement or document as amended, supplemented, novated or replaced, except to the extent prohibited by this agreement or that other agreement or document.

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(e)	A reference to writing includes any method of representing or reproducing words, figures, drawings or symbols in a visible and tangible form.

(f)	A reference to a party to this agreement or another agreement or document includes the party's successors, permitted substitutes and permitted assigns (and, where applicable, the party's legal personal representatives).

(g)	A reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

(h)	A reference to conduct includes an omission, statement or undertaking, whether or not in writing.

(i)	A reference to an asset includes any real or personal, present or future, tangible or intangible property or asset (including intellectual property) and any right, interest, revenue or benefit in, under or derived from the property or asset.

(j)	A reference to time is to the time in Perth, Western Australia. (k) A reference to " $" is a reference to the currency of Australia.

(l)	Mentioning anything after includes, including, for example, or similar expressions, does not limit what else might be included.

(m)	If the doing of any act, matter or thing under this agreement is dependent on the consent or approval of a party or is within the discretion of a party, the consent or approval may be given or the discretion may be exercised conditionally or unconditionally or withheld by the party in its absolute discretion.

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SCHEDULE 1 – INDICATIVE TIMETABLE

Event	Business Days post date of execution of Merger Implementation Agreement (T)
Black Range provides draft Scheme Booklet to ASIC for review	T+36
First Court Date	T+50
Despatch of Scheme Booklet	T+70
Black Range Shareholders' Meeting	T+101
Second Court Date	T+115
Effective Date	T+116
Record Date	T+121
Implementation Date	T+124

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SCHEDULE 2 – BLACK RANGE OPTIONS

30,000,000 options exercisable at $0.012 per option on or before 10 October 2018 entitling the holder to the issue of one share for each option exercised.

17,500,000 options exercisable at $0.02 per option on or before 12 March 2018 entitling the holder to the issue of one share for each option exercised.

45,000,000 options exercisable at $0.007 per option on or before 20 July 2019 entitling the holder to the issue of one share for each option exercised.

111,500,000 options exercisable at $0.0064 per option on or before 27 November 2019 entitling the holder to the issue of one share for each option exercised.

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SCHEDULE 3 – WESTERN WARRANTIES

(a)	From the date of this agreement and as at 8am the Second Court Date, except as otherwise provided for in this agreement

(i)	Western is a corporation duly incorporated, organised and validly subsisting under the laws of the Province of Ontario and has the corporate power to own or lease its property and to carry on its business as it is now being conducted and as proposed to be conducted and has, or at the Second Court Date will have, the corporate power to execute, deliver and perform its obligations under this agreement. Western and each of its subsidiaries, if any, is duly qualified to do business in those jurisdictions in which it carries on business and owns assets;

(ii)	Western presently has duly authorised the issuance of an unlimited number of Western Shares. Western presently has issued and there are outstanding 12,036,924 Western Shares, all of which have been validly issued. Western has available, and will continue to have available until the Implementation Date, sufficient authorised but unissued shares to fulfil its obligation to provide the Scheme Consideration in accordance with the terms of this agreement;

(iii)	this agreement and the consummation of all transactions contemplated hereby have been duly authorised by all necessary action of the shareholders and Directors of Western and this agreement has been duly executed and delivered by Western and is a valid and binding obligation of Western enforceable in accordance with its terms, subject however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganisation or other laws generally affecting creditors’ rights and, to the extent that equitable remedies, such as specific performance and injunction, are in the discretion of the court from which they are sought;

(iv)	neither the execution and delivery of this agreement by Western nor the consummation of the transactions contemplated hereby will cause or result in (or create a state of facts which after notice or lapse of time or delay or both will cause or result in):

(A)	a violation, contravention or breach by Western of any term, condition or provision of any corporate document governing Western, including but not limited to its Articles of Incorporation, by-laws or any resolution or action of the shareholders of Western, or of any agreement or instrument to which Western is a party or by which it is bound nor constitute a default by Western thereunder, or of any statute, regulation, judgment, decree or law by which Western, or its shares or assets are subject or bound, or result in the creation or imposition of any encumbrance upon any of the assets or shares of Western; or

(B)	a violation by Western of any law or regulation or any applicable order of any court, arbitrator or governmental authority having jurisdiction over Western, or require Western, prior to the Second Court Date or as a condition precedent thereof, to make any governmental or regulatory filings, obtain any consent, authorisation, approval, clearance or other action by any person, entity or governmental body or await the expiration of any applicable waiting period;

(v)	each Western Group member is solvent and in compliance with applicable laws, regulations and rules of any applicable securities exchange, has all material licences, permits and authorities to conduct its activities as conducted on the date of the agreement;

(vi)	it has no reason to believe, acting reasonably, that all Regulatory Approvals which the Western Group requires to operate its business as operated at the date of this agreement will not be granted or issued in due course, or, if already granted or issued, will not remain in force after the date of this agreement (including as a result of implementation of the Scheme) on materially the same terms that currently exist;

(vii)	to the best of the knowledge of Western and its officers and Directors after due inquiry, there is no pending, threatened or contemplated suit, action, legal proceeding, litigation or governmental investigation of any sort against Western or its assets or which would subject Western to liability for damages in connection with the transactions contemplated by this agreement;

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(viii)	no order ceasing or suspending trading in securities of Western or prohibiting the sale of securities by Western has been issued and no proceedings for this purpose have been instituted or are pending or, to the knowledge of Western, after due inquiry, are contemplated or threatened;

(ix)	Western has used reasonable endeavours in good faith to provide to Black Range all material information reasonably requested by Black Range, and Western has not knowingly or recklessly:

(A)	omitted anything from such information as to make any part of that information materially false, misleading or inaccurate, or likely to mislead; or

(B)	included anything that is materially false, misleading or inaccurate, or likely to mislead, in such information.

(b)	On the First Court Date, the date of the Scheme Booklet, the date of the Scheme Meeting and the Second Court Date, the Western Information:

(i)	has been prepared and provided in good faith, with its consent and on the understanding that the Western Information will be relied on by Black Range to prepare the Scheme Booklet and to provide it to Black Range Shareholders and to propose the Scheme and by the Independent Expert to prepare the Independent Expert's Report;

(ii)	complies with applicable laws, regulations or rules of any applicable securities exchange; and

(iii)	is not misleading or deceptive (in the case of the Scheme Booklet) in any material respect and does not contain any material omissions, in the form and context in which it appears in the Scheme Booklet.

(c)	On the date of this agreement (following the making by Western of the Public Announcement), the First Court Date, the date of the Scheme Meeting and the Second Court Date, Western is not in breach of its continuous disclosure obligations under any applicable listing rule or law and is not withholding any information from Black Range that is being withheld from public disclosure in reliance on any exemption under any applicable listing rule or law.

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SCHEDULE 4 – BLACK RANGE WARRANTIES

(a)	On the date of this agreement and on the Second Court Date:

(i)	Black Range is a corporation duly incorporated, organised and validly subsisting under the laws of Australia and has the corporate power to own or lease its property and to carry on its business as it is now being conducted and as proposed to be conducted and has, or at the Second Court Date will have, the corporate power to execute, deliver and perform its obligations under this agreement. Black Range and each of its subsidiaries, if any, is duly qualified to do business in those jurisdictions in which it carries on business and owns assets;

(ii)	Black Range presently has 3,068,543,870 Black Range Shares on issue, all of which have been duly and validly authorised and issued. Attached hereto as Exhibit A - Black Range Top 20 Shareholder List is a complete and accurate list of the names and addresses of the top 20 shareholders of Black Range with the number of Black Range Shares each owns as of the date of this agreement. Black Range shall provide an updated top 20 shareholder list within twenty four hours after receiving a request to do so from Western and shall provide Western an updated list at the Second Court Date. Each person or entity listed as a shareholder of Black Range in Exhibit A or on any amendment thereto or notification with regard to changes thereto, is the registered owner of the Black Range Shares as set out in Exhibit A hereto or any amendment or modification thereof;

(iii)	other than as set out in Schedule 2, Black Range presently has no authorised, issued, and has outstanding warrants, options or other instruments allowing for the acquisition of additional shares of stock in Black Range;

(iv)	this agreement and the consummation of all transactions contemplated hereby have been duly authorised by all necessary action of the shareholders and Directors of Black Range and this agreement has been duly executed and delivered by Black Range and is a valid and binding obligation of Black Range enforceable in accordance with its terms, subject however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganisation or other laws generally affecting creditors’ rights and, to the extent that equitable remedies, such as specific performance and injunction, are in the discretion of the court from which they are sought;

(v)	other than as contemplated in this agreement, neither the execution and delivery of this agreement by Black Range nor the consummation of the transactions contemplated hereby will cause or result in (or create a state of facts which after notice or lapse of time or delay or both will cause or result in):

(A)	a violation, contravention or breach by Black Range of any term, condition or provision of any corporate document governing Black Range, including but not limited to its Articles of Incorporation, Bylaws or any resolution or action of the shareholders of Black Range, or of any agreement or instrument to which Black Range is a party or by which it is bound nor constitute a default by Black Range thereunder, or of any statute, regulation, judgment, decree or law by which Black Range, or its shares or assets are subject or bound, or result in the creation or imposition of any encumbrance upon any of the assets or shares of Black Range; or

(B)	a violation by Black Range of any law or regulation or any applicable order of any court, arbitrator or governmental authority having jurisdiction over Black Range, or require Black Range, prior to the Second Court Date or as a condition precedent thereof, to make any governmental or regulatory filings, obtain any consent, authorisation, approval, clearance or other action by any person, entity or governmental body or await the expiration of any applicable waiting period;

(vi)	Black Range’s records and minute books contain a complete and accurate record of all proceedings, consents and actions of the shareholders and Directors of Black Range since Black Range’s formation and contain the true and lawful signatures of all persons who have signed the same. All meetings of the shareholders and Directors of Black Range, specifically including but not limited to any meetings called to approve this agreement, have been duly called and held, and the books and shareholder lists are complete and accurate;

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(vii)	except as disclosed in Exhibit B, Black Range has not granted or entered into, and will not prior to the Second Court Date grant or enter into, any agreement, option, understanding, commitment or other instrument constituting an encumbrance on, or affecting in any way the ownership of any of the assets of Black Range, or an interest therein or any right or privilege capable of becoming an agreement or option with respect thereto, save and except for any disposal of assets in the normal course of business;

(viii)	the officers and Directors of Black Range are as follows:

(A)	Michael Haynes – Managing Director;

(B)	Alan Scott – Non-executive Chairman;

(C)	Benjamin Vallerine – Non-executive Director; and

(D)	Joseph Havlin – Non-executive Director;

(ix)	the financial statements of Black Range set out in Exhibit C - Black Range Financial Statements, have been audit reviewed in accordance with generally accepted accounting principles applied on a basis consistent with those of previous periods and present fairly and accurately:

(A)	the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of Black Range as of 31 December 2014 and reflect all material liabilities (absolute, accrued, contingent or otherwise) of Black Range as of 31 December 2014; and

(B)	the revenues, earnings and results of operations and the sources and application of funds of Black Range for the six months ending on 31 December 2014;

(x)	since 31 December 2014, except as consented to in writing by Western, Black Range has not:

(A)	carried on its business in other than its usual and ordinary course;

(B)	entered into any transaction out of the usual and ordinary course of business; (C) amended its articles, by-laws or other governing documents; and

(D)	made any change in its accounting principles and practices including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained;

(xi)	all material facts and information with respect to Black Range or the transactions contemplated by this agreement as known to Black Range, after due inquiry, have been reflected in the Black Range Financial Statements or have been disclosed in writing to Western, and there has been no material adverse change in the capital, business, assets, liabilities or obligations (absolute, accrued, contingent or otherwise), operations, condition (financial or otherwise), results of operations, financial position, capital or long-term debt or prospects of Black Range, which has not been reflected in Black Range Financial Statements or so disclosed;

(xii)	there is no person or entity acting or purporting to act at the request of Black Range, who is entitled to any commission, brokerage or finder’s fee in connection with the transactions contemplated by this agreement;

(xiii)	Black Range either owns, has a valid lease on, or has the exclusive right to explore for and exploit all mineral resources located on or within any mineral properties listed as assets of Black Range, and any and all agreements pursuant to which Black Range holds the foregoing ownership, leases or exclusive right are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms, and, to the knowledge of Black Range after due inquiry, Black Range is not in material default of any of the provisions of any such agreement nor has any default been alleged and such properties are in good standing under the applicable statutes, rules, regulations, licenses and permits of the jurisdictions in which they are situated and all leases pursuant to which Black Range derives its interest in such properties are in good standing and there has been no default under any of such leases;

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(xiv)	Black Range has not relied upon any estimates or information provided by Western concerning any mineral resources or reserves on any mining properties or other assets owned, leased or controlled by Western or concerning the nature, quantity or quality or costs of mining thereon. Prior to the Second Court Date, Black Range shall have the option to conduct such due diligence investigations as it deems necessary or appropriate concerning such properties and assets, which may include: title; permitting; licensing; regulatory compliance; the compliance with lease terms; resources, recoverable reserves and other geological data; exploration potential; the condition and suitability of all underground workings, buildings, structures and fixtures; hydrological data; metallurgy; historic and future mining, transportation and milling costs; any geologic reports, preliminary economic assessments, pre-feasibility studies and feasibility studies; environmental matters; reclamation and other liabilities; safety; and such other matters and information as Black Range considers (if at all) to be reasonably necessary in Black Range’s opinion in order to verify the value and status of such properties and assets and any associated liabilities;

(xv)	to the best of the knowledge of Black Range and its officers, managers and Directors after due inquiry, there is no pending, threatened or contemplated suit, action, legal proceeding, litigation or governmental investigation of any sort against Black Range or its assets or which would subject Black Range to liability for damages in connection with the transactions contemplated by this agreement nor is there pending or threatened any suit, action, legal proceeding, litigation or governmental investigation of any sort:

(A)	relating to the Black Range Shares;

(B)	which would in any manner restrain or prevent any of the shareholders of Black Range from effectually or legally transferring their shares to Western in accordance with this agreement or

(C)	which would cause any encumbrance to be attached to the Black Range Shares which are required to be transferred pursuant to this agreement or

(D)	which would divest title to the Black Range Shares.

(xvi)	Black Range has no liabilities other than as disclosed in the Black Range Financial Statements or in Exhibit D – Additional Black Range Liabilities.

(xvii)	Black Range has filed, and shall continue to file, all documents required to be filed by it under any applicable taxing legislation and has paid all taxes, licence fees or other charges that are due and payable and has paid all assessments and reassessments and all other taxes (including federal and provincial sales taxes, governmental charges, penalties, interest and fines, due and payable on or before the date hereof). Black Range has withheld from each payment to its officers, Directors, employees and shareholders the amount of taxes and other deductions required to be withheld therefrom and has paid the same to the proper receiving officer within the time required under applicable legislation;

(xviii)	Black Range is in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and has not and is not engaged in any unfair labor practice. No unfair labor practice complaint is pending or threatened against Black Range before any labor relations board or similar governmental tribunal or agency and no such complaint has been filed within the three (3) year period preceding the date hereof and no notice has been received by Black Range of any complaints filed by any employees against Black Range claiming that Black Range has violated any employee or human rights or similar legislation in any jurisdiction in which Black Range conducts business, and no such complaint has been filed within the three (3) year period preceding the date hereof. To the best knowledge, information and belief of Black Range, its relationship with its employees is good and there will not be any adverse change in the relationship with the employees of Black Range as a result of the transactions contemplated herein;

(xix)	no order ceasing or suspending trading in securities of Black Range or prohibiting the sale of securities by Black Range has been issued and no proceedings for this purpose have been instituted or are pending or, to the knowledge of Black Range, after due inquiry are contemplated or threatened;

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(xx)	Black Range has, and will have, no obligation or liability to pay any amount to its officers, Directors, employees or consultants relating to salary, Directors’ fees or other compensation in the ordinary course or as a result of this agreement, the pursuit of or completion of this transaction, or any matter or transaction contemplated in or arising under this agreement, specifically including but not limited to any obligation to pay any severance, retention, termination, bonus or change of control payments as a result of the transactions contemplated by this agreement;

(xxi)	to the knowledge of Black Range, there are no unanimous shareholders’ agreements, shareholders’ agreements, voting trusts, pooling agreements or similar agreements in effect in respect of any securities of Black Range;

(xxii)	there are no change of control payments or similar payments payable or otherwise arising as a result of this agreement or any transactions contemplated pursuant to this agreement;

(xxiii)	from and after 29 January 2015, Black Range has not done, and will not do, any of the following:

(A)	take any action (or omitting to take any action) that has a material adverse impact on the assets, operations or affairs of Black Range unless, prior to taking such action (or omitting to take such action as the case may be), Black Range has first provided Western’s senior management all information available to Black Range which is relevant to the proposed action and has discussed the action or situation with Western’s senior management. No action involving a cost to Black Range shall be taken unless and until the cost of the action has been expressly approved by Western, in writing, either in the approved operational budget contemplated by the parties’ letter of intent or otherwise;

(B)	issue any additional shares, warrants, options or other instruments or securities convertible into capital stock of Black Range other than the Permitted Issues;

(C)	solicit, initiate, or encourage the initiation of any expression of interest, inquiry, or proposal regarding, constituting or that may reasonably be expected to lead to, a transaction with another party that is similar in nature or effect to the transactions contemplated by this agreement (Acquisition Proposal);

(D)	participate and/or continue in any discussions or negotiations regarding an Acquisition Proposal or that may reasonably be expected to lead to an Acquisition Proposal;

(E)	accept or enter into, or propose publicly to accept or enter into, any agreement, letter of intent, memorandum of understanding, understanding or arrangement in respect of an Acquisition Proposal;

(F)	otherwise cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any person or entity to do any of the foregoing; and

(G)	enter into any financing transaction that materially affects the capitalisation structure and/or future financial obligations of Black Range; and

(xxiv)	as soon as practicable after the signing of this agreement, if Black Range has not already done so, Black Range shall arrange for, and assist with, the transportation of all equipment and information relating to, or used in connection with, the ablation joint venture to which Black Range is a party at its present location(s) in Casper, Wyoming and grant access to the Building as defined in the Credit Facility.

(b)	As at the date of this agreement and the Second Court Date, Black Range has used reasonable endeavours in good faith to provide to Western all material information reasonably requested by Western, and Black Range has not knowingly or recklessly:

(i)	omitted anything from such information as to make any part of that information materially false, misleading or inaccurate, or likely to mislead; or

(ii)	included anything that is materially false, misleading or inaccurate, or likely to mislead, in such information.

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(c)	On the First Court Date, the date of the Scheme Booklet and the Second Court Date, the Black Range Information:

(i)	has been prepared in good faith, with its consent and on the understanding that Western will rely on that information in preparing and approving the Western Information in the form and context in which it appears in the Scheme Booklet;

(ii)	complies with applicable laws, regulations or rules of any applicable securities exchange; and

(iii)	is not misleading or deceptive (in the case of the Scheme Booklet), in any material respect and does not contain any material omissions, in the form and context in which it appears in the Scheme Booklet.

(d)	On the date of this agreement (following the making by Black Range of the Public Announcement), the First Court Date, the date of the Scheme Meeting and the Second Court Date, Black Range is not in breach of its continuous disclosure obligations under ASX Listing Rule 3.1A and is not withholding any information from Western that is being withheld from public disclosure in reliance on ASX Listing Rule 3.1A.

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Executed as a deed on March 20, 2015

EXECUTED by BLACK RANGE MINERALS

LIMITED (ACN 009 079 047) in accordance with

section 127 of the Corporations Act by:

/s/ Ian Cunningham
Director/Secretary

/s/ Michael Haynes	Ian Cunningham
Name of Director (print)	Name of Director/Secretary(print)

Signed by WESTERN URANIUM

CORPORATION in the presence of:

/s/ MICHAEL SKUTEZKY	/s/ Robert Ryan
Chairman	Signature of Witness

Robert Ryan
Name of Witness (print)

CPA
Occupation

602-935 Royal York Road
Address

Toronto, On. Canada

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